KRUEGER LLP	Los Angeles La Jolla San Diego	7486 La Jolla Boulevard La Jolla, California 92037 858 729-9997 858 405-7385 858 729-9995 fax blair@thekruegergroup.com
ADMITTED TO THE CALIFORNIA, FEDERAL AND INTER-AMERICAN BAR ASSOCIATIONS

VIA FEDERAL EXPRESS AND E-MAIL

Ms. Barbara C. Jacobs

Assistant Director

Mr. Patrick Gilmore

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

April 17, 2015

Re:

MetaSolutions, Inc.: Response to Comment Letter Dated April 1, 2015 Regarding Amendment No. 1 to Registration Statement on Form S-1 Filed March 12, 2015       (SEC File Number 333-201709)

Dear Ms. Jacobs and Mr. Gilmore:

We write on behalf of our client, MetaSolutions, Inc., a Nevada corporation (the “Company”), in connection with the above-referenced matter.  The Company requested us, as its legal counsel, to respond to your April 1, 2015 letter written on behalf of the United States Securities and Exchange Commission (the “Commission”).  Based on your comments and the Company’s current business status, the Company concurrently filed herewith Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment”). The Company apologizes for any delay in filing as the Company waited on interim financial statements to be reviewed and released by PLS CPAs, a professional corporation its PCAOB registered public accounting firm.

The Company’s sequential response to the comments of the Commission are set forth below:

Comment

General.

1.

We have reviewed your response to prior comment 2. Please supplementally provide us with a copy of the International Energy Agency Report 2012 marked to show the statements supporting the claims in your filing. With respect to your statements on pages 5 and 23 that you believe contract sizes may range from $100,000 to $500,000, please note that the subjective belief of your Chief Executive Officer does not constitute a sufficient basis for the inclusion of this statement in your prospectus. Please revise or advise.

The Company revised its disclosure with respect to the International Energy Agency Report 2012 and modified its industry overview of the registration statement. The Company modified its disclosure regarding the subjective belief of its management and initial contract size with respect to Comment #1. Please see the registration statement filed concurrently herewith as the Amendment.

KRUEGER LLP

Ms. Barbara C. Jacobs

Mr. Patrick Gilmore

United States Securities and Exchange Commission

April 17, 2015

Cover Page

2.

We note your response to prior comment 3 and reissue the comment in part. Please delete the tabular presentation, which is not appropriate in the context of a self-underwritten offering to be conducted on a no minimum basis (Prior Comment #3 - Please delete the tabular presentation, which is not appropriate in the context of a self-underwritten offering to be conducted on a no minimum basis. Additionally, given the “no minimum” nature of the offering, we suggest that you supplement the disclosures on pages 19 and 20 to reflect assumed completion of ten percent of the proposed offering, rather than presenting 25% of the offering as the minimum offering completion level.)

The Company deleted tabular presentation on its cover page. Please see the registration statement filed concurrently herewith as the Amendment.

Prospectus Summary

About MetaSolutions, Inc., page 4

3.

We have considered your response to prior comment 6. Please revise the statements on this page and page 23 that your platform will provide real-time energy usage analytics and that your business will be scalable to indicate your intention to develop this product(s) functionality.

The Company modified its statements regarding real-time energy usage analytics and scalability of its business and products and its intended functionality. Please see the registration statement filed concurrently herewith as the Amendment.

4.

We have reviewed your response to prior comment 5 and the management agreement filed as Exhibit 10.2. Section 2 of the management agreement provides for an initial 180 day term followed by three additional 180 day terms. As it appears this agreement has expired, please tell us whether this agreement has been renewed and the material terms of the renewal or revise your disclosure in this section and throughout the document accordingly.

The Company modified disclosure surrounding the management services agreement mutually extended by the Company and Mr. McGoldrick. No modification or alteration of terms occurred with the mutual extension. Please see the registration statement filed concurrently herewith as the Amendment.

5.

We note your response to prior comment 7 and the revised disclosure on page 5. We are reissuing the comment as we are unable to concur with your view that The Krueger Group, LLP will not have a first priority claim over any of the funds received. In this regard, we note that Section 9 of the escrow agreement filed as Exhibit 99.2 specifically authorizes The Krueger Group, LLP to “retain all documents and/or things of value” until its expenses are paid. Please revise or advise. (Prior Comment #7 - As the escrow agreement provides that the proceeds of the offering will be held in the Krueger Group, LLP’s Attorney-Client Trust Account, it appears that they will have a first priority claim over funds received in this offering. If accurate, please disclose this here and include corresponding disclosure in the Risk Factors section.)

The Company modified its disclosure with respect to Comment #5. Krueger LLP does not have a first priority claim over the funds received and upon receipt of the Offering proceeds. Krueger LLP will remit all funds directly to the Company upon acceptance of submitted subscription agreements by investors from Mr. Markward. The Company and Krueger LLP amended Exhibit 99.2 to expressly correct escrow agreement of any inconsistencies in language and intent by and between the Company and Krueger LLP. Please see the registration statement filed concurrently herewith as the Amendment.

The Company updated section Principal Shareholders per the verbal request of an SEC staffer. Please see the registration statement filed concurrently herewith as the Amendment.

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KRUEGER LLP

Ms. Barbara C. Jacobs

Mr. Patrick Gilmore

United States Securities and Exchange Commission

April 17, 2015

In connection with this letter, the Company hereby acknowledges the following in a separate certification signed by the Company’s President, Mr. Peter McGoldrick, which is attached to this letter:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us directly with any questions or comments.

Very Truly Yours,

/s/ Blair Krueger, Esq.

Blair Krueger, Esq.

cc:

MetaSolutions, Inc.

Enclosure

MetaSolutions, Inc.

(a professional consultancy business)

Attachment to

Krueger LLP

Letter Dated April 17, 2015

CERTIFICATION SIGNED

In connection with this letter, the Company hereby acknowledges the following:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Peter McGoldrick

Peter McGoldrick, President

Chief Executive Officer and Chief Financial Officer

MetaSolutions, Inc.